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                          October 29, 2020

       John Kollins
       Chief Executive Officer
       Satsuma Pharmaceuticals, Inc.
       400 Oyster Point Boulevard, Suite 221
       South San Francisco, CA 94080

                                                        Re: Satsuma
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 23,
2020
                                                            File No. 333-249645

       Dear Mr. Kollins:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ada D.
Sarmento at 202-551-3798 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Brian J. Cuneo, Esq.